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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                INCONTROL, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                                INCONTROL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                          COMMON STOCK, PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  45336L 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                KURT C. WHEELER
                                INCONTROL, INC.
                             6675 185TH AVENUE N.E.
                           REDMOND, WASHINGTON 98052
                                 (425) 861-9800
      (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:

                               STEPHEN M. GRAHAM
                               MICHAEL C. PIRAINO
                                 ALAN C. SMITH
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is InControl, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6675 185th Avenue N.E., Redmond, Washington 98052. The title of the class of equity securities to which this Statement relates is the Company's common stock, $.01 par value (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the tender offer made by Pegasus Acquisitions Corp., a Delaware corporation ("Purchaser") and indirect wholly owned subsidiary of Guidant Corporation, an Indiana corporation ("Parent"), as described in the Tender Offer Statement on
Schedule 14D-1 of Purchaser dated August 17, 1998, to purchase all outstanding shares of Common Stock (the "Shares") at a purchase price of $6.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase states that the address of the principal executive offices of Purchaser is 4100 Hamline Avenue North, St. Paul, Minnesota 55112.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 10, 1998 (the "Merger Agreement"), among the Company, Purchaser and Parent. Certain terms of the Merger Agreement are described below in Item 3(b)(2).

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) Information concerning certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates is set forth in the Company's Information Statement attached hereto as Annex A, which is incorporated herein by reference in its entirety. Certain information set forth in Annex A was included in the Company's Proxy Statement filed with the SEC on March 27, 1998.

  (b)(2) A summary of the terms and conditions of the Merger Agreement, the Shareholder Agreement, dated August 10, 1998, between Parent and certain stockholders of the Company owning of record approximately 9.4% of the outstanding Shares on a fully diluted basis (the "Shareholder Agreement") and the Credit Agreement, dated August 10, 1998, between Parent and the Company (the "Credit Agreement"), each entered into in connection with the Merger Agreement are contained in and incorporated herein by reference from pages 18 to 31 of the Offer to Purchase which is being mailed to the Company's stockholders (the "Stockholders") together with this Schedule 14D-9 and is filed with the Securities and Exchange Commission (the "Commission") as an exhibit to Parent's Schedule 14D-1. The summary is qualified in its entirety by reference to the Merger Agreement, the Shareholder Agreement and the Credit Agreement, copies of which have been filed with the Commission as Exhibit 2,
Exhibit 3 and Exhibit 4 hereto and are incorporated by reference herein in their entirety.

  In connection with the execution of the Merger Agreement, the Company has amended as of August 10, 1998 the Rights Agreement dated as of February 27, 1996 between the Company and First Interstate Bank of Washington, N.A. (now ChaseMellon Shareholder Services, L.L.C.) (the "Rights Plan") to provide that Parent, Purchaser or their affiliates and associates shall not be deemed an "Acquiring Person" or a "Beneficial Owner" and that the date of execution, delivery or consummation of the Merger Agreement and the Shareholder Agreement and the transactions contemplated thereby, including the Offer, shall not be deemed to be a "Distribution Date," as such terms are defined in the Rights Plan. The foregoing summary of the Second Amendment of Rights Agreement is qualified by reference to the entire text of the Second Amendment of Rights Agreement, which has been filed with the Commission as Exhibit 1 hereto and incorporated by reference herein in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

 (a) Recommendation of the Board of Directors

  The Board of Directors of the Company has unanimously approved the Merger Agreement and the Shareholder Agreement and the transactions contemplated thereby and determined that the Offer and the Merger as set forth in the Merger Agreement are fair to, advisable and in the best interests of, the Company and the Stockholders. The Board of Directors unanimously recommends that the Stockholders ACCEPT the Offer and tender their shares of Common Stock pursuant to the Offer. This recommendation is based in part upon an opinion the Board of Directors received from Goldman, Sachs & Co. ("Goldman Sachs"), dated August 10, 1998, described in Item 4(b) attached hereto as Annex B and incorporated by reference herein in its entirety.

 Background

  In January 1998, the Company engaged in preliminary discussions with Goldman Sachs concerning the possibility of entering into a strategic relationship with another company for the purpose of raising capital to fund ongoing operations.

  In February and March 1998, the Company and Goldman Sachs had informal discussions with several companies, including Parent, concerning the possibility of entering into a strategic relationship with the Company. During this time the Company and Goldman Sachs also explored the possibility of raising additional capital through public and private offerings of debt or equity.

  By letter dated March 20, 1998, the Company formally engaged Goldman Sachs to explore strategic alternatives, including the possible sale of all or a portion of the Company. The services to be provided by Goldman Sachs included providing financial advice and assistance in connection with a potential transaction, including performing financial analyses, searching for a purchaser acceptable to the Company, coordinating visits of potential purchasers and assisting the Company in negotiating the financial aspects of any transaction. Pursuant to the engagement, Goldman Sachs contacted several companies thought to possibly have an interest in either acquiring the Company or entering into a strategic relationship. Although the Company received certain preliminary indications of interest as a result of these efforts, no company other than Parent was willing to enter into meaningful discussions with the Company concerning an acquisition or a strategic relationship.

  On July 9, 1998, the Company received a non-binding written indication of interest from Parent to acquire all of the Company's outstanding Shares for $110,000,000, or approximately $5.00 per share. Also on July 9, 1998, the Board of Directors of the Company met to discuss Parent's offer. Based in part on discussions with Goldman Sachs, the Company determined that the offer of approximately $5.00 per share was insufficient. The Board of Directors of the Company instructed selected officers and Goldman Sachs to engage in further discussions with Parent to explore a potential sale of the Company to Parent on terms acceptable to the Company.

  On July 13, 14, 20, 21 and 22, 1998, the Company presented to representatives of Parent information regarding research and development, intellectual property, clinical, regulatory, financial, personnel, legal, contract and tax matters which had been previously requested by Parent. After this meeting, representatives of the Company, Parent and Goldman Sachs had further discussions clarifying information previously delivered to Parent and additional requested information was sent to Parent.

  On July 30, 1998, Parent's Board of Directors authorized Parent to make an offer to acquire the Company.

  On July 31, 1998, the Company received a written offer from Parent to acquire all of the Company's outstanding Shares for $132,000,000. On August 3, 1998, the Board of Directors of the Company met and instructed selected officers of the Company to advise Parent of its willingness to discuss a transaction substantially on the terms offered, subject to certain conditions. Thereafter, the Company and Goldman Sachs began discussions with Parent in anticipation of negotiating the Merger Agreement.

  On August 3, 1998, Parent delivered to the Company a proposed form of Merger Agreement and Shareholder Agreement, and the parties commenced negotiations.

  On August 6, 1998, representatives of the Company and Parent met to conduct further negotiations. Parent agreed to increase the offer price of its offer to acquire all of the Company's outstanding shares to $6.00 per share for all such shares, for an aggregate purchase price of approximately $135,000,000. Parent also agreed to make the loan reflected in the Credit Agreement. After this meeting, representatives of the Company, Parent and Goldman Sachs had further discussions regarding the drafting of the definitive Merger Agreement and Parent delivered to the Company a proposed form of Credit Agreement.

  On August 9 and 10, 1998, representatives of Parent and the Company met in New York to complete the negotiations of the Merger Agreement, the Shareholders Agreement and the Credit Agreement.

  On August 10, 1998, the Board of Directors met to discuss the final terms of the proposed transaction. Following a presentation by Goldman Sachs and Company counsel, and after discussion, Goldman Sachs delivered to the Board of Directors of the Company its oral opinion, subsequently confirmed in writing, that the $6.00 in cash per common share to be received by the Stockholders in the Offer and the Merger is fair from a financial point of view to such holders. Based upon these discussions and the factors described in subsection
(b) of Item 4 below, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement, the Shareholder Agreement, the Credit Agreement and the Second Amendment of Rights Agreement.

  Following the meeting of the Board of Directors, Parent, Purchaser and the Company finalized the terms of, and executed and delivered, the Merger Agreement.

  On August 11, 1998, the Company and Parent announced the transaction publicly by issuing the press release attached hereto as Exhibit 7.

 (b) Reasons for the Recommendation of the Board of Directors

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board of Directors considered a number of factors including, but not limited to:

    (i) The Board's familiarity with the Company's business, operations, financial condition and competitive position, the prospects of the Company and the nature of the industry in which the Company participates, on both an historical and a prospective basis.

    (ii) The presentation of Goldman Sachs at the August 10, 1998 meeting of the Company's Board of Directors and the oral opinion of Goldman Sachs, subsequently confirmed in writing (the "Opinion"), to the effect that, as of the date of the Opinion, the $6.00 in cash per Share to be received by the Stockholders in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the Opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the Opinion, is attached hereto as Annex B and is incorporated herein by reference. Stockholders are urged to, and should, read the Opinion in its entirety.

    (iii) The fact that the Company had retained Goldman Sachs to solicit, initiate and encourage the initiation of inquiries and proposals from third parties concerning sales of assets and capital stock of the Company and mergers or similar transactions with the Company and the fact that such continuous and ongoing solicitation efforts of Goldman Sachs did not result in any serious indications of interest in the acquisition of the Company other than that of Parent; and the fact that the terms of the Merger Agreement permit the Board of Directors to properly discharge its fiduciary duties, which may include responding to inquiries and proposals from third parties interested in the possible acquisition of the Company, providing information to, and entering into discussions and negotiations with, such parties.

    (iv) A review of the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity and seeking additional capital from another source, the range of possible values to the Stockholders of such alternatives and the timing and likelihood of actually accomplishing those alternatives.

    (v) The fact that the Company was in immediate need of cash to fund ongoing operations and Parent was willing to enter into the Credit Agreement.

    (vi) The relationship of the price to be received by the Stockholders in the offer and the Merger to current and recent market prices for the Shares and a comparison of the premium to be received by the Stockholders in the Offer and the Merger to premiums paid over market prices in announced mergers and acquisitions of companies in similar lines of business.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to an engagement letter dated March 20, 1998 (the "Engagement Letter"), the Company engaged Goldman Sachs to render its opinion with respect to the financial consideration to be received in connection with a sale of the Company. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs a transaction fee in cash of 2% of the aggregate consideration received, if 50% or more of the outstanding Common Stock or assets of the Company is sold in one or a series of transactions. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Goldman Sachs for certain liabilities, including liabilities arising under the federal securities laws or relating to or arising out of Goldman Sachs' engagement as financial advisor.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) The Company made certain Alternative Minimum Tax ("AMT") Loans to its employees that were due in April 1998. In June 1998, the Company's Board of Directors declared the notes in default and invoked its only remedy of taking back the 71,597 shares of the Company's Common Stock that were held as collateral for the AMT Loans (except for the Chief Executive Officer's note, which, at the time, was extended for one year). Subsequently, on August 10, 1998, the Company's Board of Directors also exercised the Company's rights to take back the 28,312 shares of Company Common Stock that were held as collateral for the Chief Executive Officer's AMT Loan obligation.

  On June 30, 1998, the Board of Directors of the Company implemented an option exchange program with respect to options held by certain of the Company's employees, excluding the Chief Executive Officer, whereby such employees who held options with an exercise price of $3.00 or greater exchanged their options for a lesser number of replacement options with an exercise price of $2.625 per share pursuant to terms of the Company's Restated 1990 Stock Option Plan. A total of 2,233,541 Options were exchanged pursuant to this program, resulting in 663,446 options being issued at the new exercise price.

  On July 6, 1998, the Board of Directors of the Company implemented an option exchange program with respect to options held by certain of the Company's medical advisors and consultants, whereby such advisors and consultants who held options with an exercise price of $3.00 or greater exchanged their options for replacement options with an exercise price of $2.438 per share pursuant to the terms of the Company's Restated 1990 Stock Option Plan. A total of 146,738 Options were exchanged on a one-for-one basis pursuant to this program.

  On July 10, 1998, the Board of Directors of the Company implemented an option exchange program with respect to options held by the Company's directors, including the Chief Executive Officer, whereby such directors who held options with an exercise price of $3.00 or greater exchanged their options for a lesser number of replacement options with an exercise price of $2.75 per share pursuant to the terms of the Company's 1996 Stock Option Plan for Nonemployee Directors and the Company's Restated 1990 Stock Option Plan. A total of 412,072 Options were exchanged pursuant to this program, resulting in 124,494 options being issued at the new exercise price.

  The Company issued to Koch Industries, Inc. 99,913 shares of Common Stock on conversion of 229 shares of Series B Stock on July 27, 1998, 150,273 shares of Common Stock on conversion of 415 shares of Series B Stock on August 3, 1998, 501,287 shares of Common Stock on conversion of 1,554 shares of Series B Stock on August 4, 1998 and 235,801 shares of Common Stock on conversion of 837 shares of Series B Stock on August 13, 1998.

  The Company issued to Advantage Fund II Ltd. 149,215 shares of Common Stock on conversion of 342 shares of Series B Stock on July 27, 1998, 806,960 shares of Common Stock on conversion of 2,049 shares of Series B Stock on August 4, 1998 and 609,083 shares of Common Stock on conversion of 2,162 shares of Series B Stock on August 13, 1998.

  In addition to the options granted pursuant to the option exchange programs described above, the Company granted options to purchase 28,600 shares of Common Stock at an average exercise price of $2.87 during the past 60 days.

  (b) To the best of the Company's knowledge, its executive officers, directors, employees, consultants and advisors currently intend to tender the Shares held of record and beneficially owned by them pursuant to the Offer, except those Shares held by such person(s) which, if tendered, could cause such person(s) to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Parent and Purchaser have entered into a Shareholder Agreement with certain stockholders pursuant to which, among other things, such stockholders have agreed to tender in the Offer, upon the terms and subject to the conditions of the Shareholder Agreement, approximately 9.4% of the Company's outstanding Shares (assuming the exercise of such stockholders' options subject to the Shareholder Agreement).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

    (i) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

    (ii) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (iii) A tender offer for or other acquisition of securities by or of the Company; or

    (iv) Any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer, other than as disclosed in Item 3(b) of this Statement, which relate to or result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement or the Shareholder Agreement because the Merger Agreement and the Shareholder Agreement and the transactions contemplated thereby have been approved by the Board of Directors.

  The summary of Section 203 of the DGCL contained herein does not purport to be exhaustive and is qualified in its entirety by reference to the actual text of Section 203 of the DGCL.

  Article 12 of the Company's Certificate of Incorporation, in general, provides that a Business Combination (defined as a variety of transactions, including a merger) must be approved by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote thereon, voting as a class, unless the Business Combination shall have been approved by at least two-thirds of the Board of Directors of the Company (the "Required Board Approval"). If the Required Board Approval is obtained, and approval of the Business Combination by the Company's stockholders is required by law, the Business Combination will require the affirmative vote of not less than 51% of the outstanding shares entitled to vote thereon, and if approval of the Business Combination by the Company's stockholders is not required by law, no vote of the stockholders of the Company will be required.

  The Required Board Approval has been obtained because the Merger Agreement and the Shareholder Agreement and the transactions contemplated thereby have been unanimously approved by the Board of Directors.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit 1 Second Amendment of Rights Agreement by and between the Company and
           First Interstate Bank of Washington (now ChaseMellon Shareholder
           Services, L.L.C.), as Rights Agent, dated August 10, 1998.
 Exhibit 2 Agreement and Plan of Merger, dated as of August 10, 1998, among the
           Company, Purchaser and Parent.
 Exhibit 3 Shareholder Agreement among Parent, Purchaser and the persons listed on Schedule A thereto, dated August 10, 1998.
 Exhibit 4 Credit Agreement by and between the Company and Parent, dated August
           10, 1998.
 Exhibit 5 Letter dated August 17, 1998 from the Company to the holders of Common Stock*.
 Exhibit 6 Opinion of Goldman, Sachs & Co., dated August 10, 1998 attached as
           Annex B hereto and incorporated herein by reference.*
 Exhibit 7 Text of Press Release dated August 11, 1998.
 Exhibit 8 Information Statement of the Company attached as Annex A hereto and incorporated herein by reference.*
 Exhibit 9 Letter Agreement, dated as of August 14, 1998, among Parent,
           Purchaser and the Company.

--------
* Included in copies mailed to shareholders of the Company.

                                                                        ANNEX A

                                INCONTROL, INC.
                            6675 185TH AVENUE N.E.
                            REDMOND, WA 98052-6734

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about August 17, 1998 to the holders of shares (the "Shares") of the Common Stock, par value $.01 per share (the "Common Stock") of InControl, Inc., a Delaware corporation (the "Company"), as part of the Company's Solicitation/Recommendation Statement on
Schedule 14D-9, dated as of such date (the "Schedule 14D-9"). The Schedule 14D-9 relates to a tender offer (the "Offer") by Pegasus Acquisitions Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Guidant Corporation, an Indiana corporation ("Parent"), to purchase all outstanding Shares, at a price of $6.00 per Share, being made pursuant to an Agreement and Plan of Merger, dated as of August 10, 1998 (the "Merger Agreement"), among the Company, Purchaser and Parent. This Information Statement is being distributed in connection with the contemplated election to the Board of Directors of the Company (the "Board of Directors") of persons designated by Parent as provided for in the Merger Agreement. A summary of the terms and conditions of the Merger Agreement, a Shareholder Agreement, dated August 10, 1998 between Parent and certain stockholders of the Company owning of record approximately 9.4% of the outstanding Shares on a fully-diluted basis (the "Shareholder Agreement") and a Credit Agreement, dated August 10, 1998, between Parent and the Company (the "Credit Agreement"), entered into in connection with the Merger Agreement, are contained in and incorporated by reference from pages 18 to 31 of the Offer to Purchase, which is being mailed to stockholders together with this Information Statement and is filed with the Securities and Exchange Commission (the "Commission") as an exhibit to Parent's Schedule 14D-1. The summary is qualified in its entirety by reference to the Merger Agreement, the Shareholder Agreement and the Credit Agreement, copies of which are filed as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, to the Schedule 14D-9 and are incorporated by reference herein in their entirety.

  This Information Statement is required to be filed with the Commission and transmitted to all stockholders of the Company by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Holders of Shares are urged to read this Information Statement carefully but are not required to take any action.

  The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Purchaser and Parent are located at 111 Monument Circle, Indianapolis, Indiana 46204-5129.

                       VOTING SECURITIES OF THE COMPANY

  As of August 14, 1998, there were issued and outstanding 21,819,006 shares of Common Stock, each of which entitles the holder thereof to one vote on all matters submitted for a vote of the stockholders of the Company.

                         RIGHT TO DESIGNATE DIRECTORS

  The Merger Agreement provides that, promptly upon the acceptance for payment of the Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors to the Board of Directors (the "Designees") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and subject to the remainder of this paragraph, a majority of such directors, and the Company is obligated to cause the Designees to be so elected by its existing Board of Directors. The Merger Agreement also provides that, if the Designees are elected to the Board, until the effective time (the "Effective Time") of the merger contemplated thereby (the "Merger"), the Board of Directors must have at least two directors who are directors as of the date of the Merger Agreement and who are not officers, directors, employees or affiliates of Parent or Purchaser and are not officers of the Company (the "Independent Directors"); provided that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy. Such person shall be deemed to be an Independent Director for purposes of the Merger Agreement.

  Subject to applicable law, the Company is obligated to take all action requested by Parent necessary to effect any election or appointment described above. In connection with the foregoing, the Company has agreed that it will promptly, at the option of Parent, either increase the size of the Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to, and to constitute a majority of the Company's Board of Directors. In addition, subject to applicable law, at all times during which Purchaser has the right to designate Designees, the Company is obligated, if requested by Parent, to cause to be elected or appointed to each committee of the Board, the board of directors of each subsidiary of the Company and each committee of each such board of directors such number of designees of Purchaser as shall constitute a majority of each committee, each subsidiary's Board of Directors and each committee thereof.

  Following the election or appointment of the Designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights under the Merger Agreement, (iii) extend the time for performance of Parent's and Purchaser's obligations under the Merger Agreement or (iv) following the termination of the Merger Agreement in accordance with its terms enter into any other merger or consolidation between the Company and Parent or any subsidiary of Parent.

                 INFORMATION WITH RESPECT TO PEGASUS DESIGNEES

  Set forth below is the name, age, business address and principal occupation or employment of, and the material positions held during the past five years by, persons who may be designated by Purchaser to be appointed or elected to the Company's Board of Directors. Such information was furnished by Purchaser and Parent. The business address of all persons listed below is 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204-5129.

  None of the persons below or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the persons listed below or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC. Purchaser has informed the Company that each of the persons listed below has consented to act as a director of the Company.

                                          PRESENT PRINCIPAL OCCUPATION OR
              NAME               AGE     EMPLOYMENT AND EMPLOYMENT HISTORY
              ----               ---     ---------------------------------
 James M. Cornelius............. 54  Mr. Cornelius is Chairman of the Board of
                                     Directors and a Director of Parent.
                                     Previously, he was Vice President,
                                     Finance and Chief Financial Officer of
                                     Eli Lilly and Company ("Lilly") from 1983
                                     until his retirement in October 1995 and
                                     was a Director for Lilly. Mr. Cornelius
                                     has served as Treasurer of Lilly and as
                                     President of IVAC Corporation, a former
                                     Lilly medical device subsidiary. He
                                     joined Lilly in 1967. Mr. Cornelius is a
                                     director of American United Life
                                     Insurance Company, Chubb Corporation,
                                     Lilly Industries, Inc., and the National
                                     Bank of Indianapolis. Mr. Cornelius also
                                     serves as a Trustee of the University of
                                     Indianapolis.

                                          PRESENT PRINCIPAL OCCUPATION OR
              NAME               AGE     EMPLOYMENT AND EMPLOYMENT HISTORY
              ----               ---     ---------------------------------
 Ronald W. Dollens.............. 51  Mr. Dollens is President, Chief Executive
                                     Officer and a Director of Parent.
                                     Previously, he served as President of
                                     Lilly's Medical Devices and Diagnostics
                                     ("MDD") Division from 1991 until 1995.
                                     Mr. Dollens served as Vice President of
                                     Lilly's MDD Division and Chairman of
                                     Parent's subsidiary, Advanced
                                     Cardiovascular Systems, Inc. ("ACS") from
                                     1990 to 1991. He also held the position
                                     of President and Chief Executive Officer
                                     of ACS. Mr. Dollens joined Lilly in 1972.
                                     Mr. Dollens currently serves on the
                                     boards of Physio-Control International
                                     Corporation, the Eiteljorg Museum, the
                                     Health Industry Manufacturers
                                     Association, and the Indiana State
                                     Symphony Society Board. He is also the
                                     President of the Indiana Health Industry
                                     Forum.

 J. B. King..................... 68  Mr. King is Vice President, General
                                     Counsel and a Director of Parent. Mr.
                                     King also acts as counsel to the law firm
                                     of Baker & Daniels, which provides legal
                                     services to Parent. He previously was
                                     Vice President and General Counsel for
                                     Lilly, a position he held from 1987 until
                                     he retired in 1995. Before joining Lilly,
                                     Mr. King was a partner and chairman of
                                     the management committee of Baker &
                                     Daniels. Mr. King is a director of Bank
                                     One, Indianapolis, N.A., the Indiana
                                     Legal Foundation, IWC Resources, Inc.,
                                     and the James Whitcomb Riley Memorial
                                     Association.

 Keith E. Brauer................ 50  Mr. Brauer is Vice President, Finance and
                                     Chief Financial Officer for Parent.
                                     Previously, he served as Executive
                                     Director of Finance and Chief Accounting
                                     Officer of Lilly from 1992 to 1994. Mr.
                                     Brauer was Executive Director of Finance
                                     and Chief Accounting Officer of Lilly
                                     from 1988 to 1992 and Director of
                                     Corporate Affairs of Lilly from 1986 to
                                     1988. Additionally, he held the position
                                     of Vice President of Finance and
                                     Treasurer for Physio-Control corporation,
                                     a former Lilly subsidiary. Mr. Brauer
                                     joined Lilly in 1974. Mr. Brauer also
                                     serves on the University of Michigan
                                     Business School Corporate Advisory Board.

 A. Jay Graf.................... 51  Mr. Graf is a Vice President of Parent
                                     and President, Cardiac Rhythm Management
                                     Group. He has been President and Chief
                                     Executive Officer of Parent's subsidiary,
                                     Cardiac Pacemakers, Inc. ("CPI") since
                                     1992. He joined CPI as Executive Vice
                                     President and Chief Operating Officer in
                                     1990. Mr. Graf has also held the position
                                     of Senior Vice President of Operations at
                                     Physio-Control Corp. Additionally, Mr.
                                     Graf held the positions of Vice President
                                     of Sales and Technical Services and Vice
                                     President of Marketing and Communications
                                     at Physio Control Corp. He Joined Lilly
                                     in 1976. Mr. Graf is a director of ATS
                                     Medical, Inc. and Advance Biosurfaces.

                           DIRECTORS OF THE COMPANY

  The following sets forth certain information regarding the members of the Board of Directors of the Company as of August 17, 1998. Pursuant to the Company's Certificate of Incorporation and its Bylaws, the members of the Board of Directors serve for staggered three-year terms or until their successors have been elected and qualified.

TERM EXPIRES 2001

  ALAN D. FRAZIER (age 46). Mr. Frazier has been a Director of the Company since 1991 and is founder and managing partner of Frazier & Company, a healthcare focused venture capital firm. Previously, he was Executive Vice President, Chief Financial Officer and Treasurer of Immunex Corporation, a biopharmaceutical company. Mr. Frazier is currently a director of Integrated Medical Resources, Inc., a medical management services company and NeoPath, Inc., a medical device company. He also serves on the board of trustees of the Fred Hutchinson Cancer Research Center. Mr. Frazier holds a B.A. in Economics from the University of Washington.

  KURT C. WHEELER (age 45). Mr. Wheeler is President, Chief Executive Officer and Chairman of the Board of the Company. He co-founded the Company in 1990 and has served as the Company's President and Chief Executive Officer and as a director since that time. Mr. Wheeler became a full-time employee of the Company in 1992. From 1989 to 1992, he was a principal with the Mayfield Fund, a venture capital fund. Mr. Wheeler has been involved in the early-stage development of four biotechnology companies and previously was employed by Eli Lilly & Company, a pharmaceutical company. Mr. Wheeler currently is a director of Intra Therapeutics, Inc., a medical device company. Mr. Wheeler holds a B.A. from Brigham Young University and an M.B.A. from Northwestern University's Kellogg School.

TERM EXPIRES 2000

  MICHAEL J. LEVINTHAL (age 43). Mr. Levinthal has been a Director of the Company since 1990 and a General Partner of several Mayfield Fund partnerships since 1983. Mr. Levinthal currently is a director of Symphonix, Inc. and Focal, Inc., both of which are medical device companies. Mr. Levinthal holds a B.S. and an M.S. in Engineering and an M.B.A. from Stanford University.

TERM EXPIRES 1999

  MARK B. KNUDSON, PH.D. (age 49). Dr. Knudson has been a Director of the Company since 1991. Since 1989, Dr. Knudson has been a limited partner of Medical Innovation Fund and Medical Innovation Fund II and general partner of Medical Innovation Fund II. Dr. Knudson currently is a director of
Integ Incorporated and Diametrics Medical, Inc., both of which are medical device companies. Dr. Knudson holds a B.S. from Pacific Lutheran University and a Ph.D. in Physiology and Pharmacology from Washington State University.

  DONALD C. HARRISON, M.D. (age 64). Dr. Harrison has been a Director of the Company since 1996. He has been Professor of Medicine and Cardiology and Senior Vice President and Provost for Health Affairs, University of Cincinnati, since 1986. He is a past President of the American Heart Association and was Chief of Cardiology at Stanford University School of Medicine. Dr. Harrison holds a B.S. in Chemistry from Birmingham Southern College and an M.D. from the University of Alabama School of Medicine.

                           COMPENSATION OF DIRECTORS

  All directors of the Company hold office for staggered three-year terms or until their successors have been elected and qualified. Nonemployee directors receive a quarterly $2,000 retainer. In addition, nonemployee directors receive $1,000 for each Board meeting and committee meeting attended.

  The Company's 1996 Stock Option Plan for Nonemployee Directors (the "1996 Director Plan") was adopted at the Company's 1996 Annual Meeting of Stockholders and amended and restated by the Board of

Directors in September 1996 and on August 5, 1997. Each nonemployee director serving at the time of approval of the 1996 Director Plan received, upon adoption by the stockholders of the 1996 Director Plan, an option to purchase 20,000 shares of Common Stock. Currently, the 1996 Director Plan provides that
(i) each new nonemployee director will receive, upon election to the Board of Directors, an initial option grant to purchase 30,000 shares of Common Stock (an "Initial Grant") and (ii) after each Annual Meeting of Stockholders, each nonemployee director will receive an option to purchase 10,000 shares of Common Stock (an "Annual Grant"), with the exception of nonemployee directors initially elected to the Board of Directors at such Annual Meeting who shall have received an Initial Grant in connection with their election. The 1996 Director Plan provides that, in addition to Initial Grants and Annual Grants, nonemployee directors are eligible to receive, during any fiscal year, additional options to purchase in the aggregate no more than 15,000 shares of Common Stock.

  All options granted under the 1996 Director Plan vest upon the optionee's continued service as a director in three equal annual installments, beginning one year after the date of grant. Each option granted under the 1996 Director Plan has a 10-year term. Options may be exercised within three months after termination of a director's service with the Company (but not after the expiration date of the option) or 12 months after the director's death. See footnote (1) to the "Option Grants in Last Fiscal Year" table for a discussion of the Company's repricing of outstanding options.

       INFORMATION ON COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS

  The Company's Board of Directors has established a Compensation Committee, an Audit Committee and a Nominating and Organization Committee.

  The Compensation Committee establishes salaries, incentives and other forms of compensation for directors, officers and other key employees of the Company, administers the 1990 Option Plan and recommends policies relating to benefit plans. The Compensation Committee currently consists of Drs. Harrison and Knudson. There were three Compensation Committee meetings in 1997.

  The Audit Committee reviews the Company's accounting practices, internal accounting controls and financial results and oversees the engagement of the Company's independent auditors. The Audit Committee currently consists of Messrs. Frazier and Levinthal. There were three Audit Committee meetings in 1997.

  The Nominating and Organization Committee makes recommendations to the Board of Directors concerning the desired qualifications of prospective candidates to fill vacancies on the Board of Directors and to serve as officers of the Company. The Nominating and Organization Committee currently consists of Mr. Wheeler and Dr. Harrison. There was one Nominating Committee meeting in 1997. Stockholders may nominate candidates for director when such candidate is nominated in compliance with the rules set forth in the Company's Amended and Restated Bylaws.

  In 1997, there were seven meetings of the Board of Directors. Each board member attended at least 75% of the meetings of the Board and each Committee of which he was a member.

                              EXECUTIVE OFFICERS

  The executive officers of the Company, and their ages as of August 17, 1998, are as follows:

                                                                        OFFICER
             NAME              AGE              POSITION                 SINCE
             ----              ---              --------                -------
                                   President, Chief Executive Officer
 Kurt C. Wheeler..............  45 and Chairman of the Board             1990
                                   Executive Vice President, Medical
 Jerry C. Griffin, M.D. ......  53 Affairs                               1992
 Gregory M. Ayers, M.D., Ph.D.  36 Vice President, Clinical Affairs      1996
                                   Vice President, Worldwide
 John Michael Cleary..........  40 Marketing and U.S. Sales              1996
 Phillip D. Foshee, Jr. ......  41 Vice President, Design Engineering    1997
                                   Vice President, Worldwide
 Robert A. Garee..............  45 Operations                            1996
                                   Vice President, Intellectual
 Richard O. Gray, Jr. ........  52 Property                              1994
                                   Vice President, General Manager of
 Michel E.J. Lussier..........  41 European Operations                   1994
 Philip A. Okeson.............  35 Chief Financial Officer and           1998
                                    Secretary

  For a biographical summary of Mr. Wheeler, see "Directors of the Company."

  JERRY C. GRIFFIN, M.D., Executive Vice President, Medical Affairs, joined InControl in 1992. Dr. Griffin heads InControl's Scientific Advisory Board. From 1984 to 1992, Dr. Griffin was employed by the University of California, San Francisco, where he most recently was Professor of Medicine. Dr. Griffin holds a B.S. from the University of Southern Mississippi and an M.D. from the University of Mississippi.

  GREGORY M. AYERS, M.D., PH.D., Vice President, Clinical Affairs, joined InControl in 1992, and was appointed to his current position in 1996. From 1989 to 1992, he served as a post-doctorate research assistant at Indiana University. He holds a B.S. in Engineering and a Ph.D. in Biomedical Engineering from Purdue University and an M.D. from Indiana University.

  JOHN MICHAEL (SEAN) CLEARY, Vice President, Worldwide Marketing and U.S. Sales, joined InControl in 1996. From 1994 to 1996, he served as Regional Manager for Cardiac Pacemakers, Inc., a division of Guidant Corporation, a medical device company. From 1993 to 1994, Mr. Cleary served as Business Development Manager for the Medical Devices and Diagnostic Division of Eli Lilly & Company. From 1987 to 1993, he served as Sales Representative, Marketing Manager, and Financial Analyst for Cardiac Pacemakers, Inc., which was then a subsidiary of Eli Lilly & Company. Mr. Cleary holds a B.S. in Industrial and Operations Engineering and an M.B.A. from the University of Michigan.

  PHILLIP D. FOSHEE, JR., Vice President, Design Engineering, joined InControl in 1991. From 1990 until 1991, Mr. Foshee was a Principal Engineer for Intermedics, Inc., a medical device company. From 1984 until 1990, he served as manager of Integrated Circuit Development for Integrated Logic Inc., an integrated circuit technology company. Mr. Foshee holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering from Auburn University.

  ROBERT A. GAREE, Vice President, Worldwide Operations, joined InControl in 1996. From 1990 to 1996, he was employed by Schneider (USA), Inc., a division of Pfizer Inc., a research-based health care company. From 1990 to 1995, Mr. Garee served as Director of Operation for the Cardiology and Peripheral Divisions of Schneider (USA). From 1995 to 1996, he served as New Product Program Director for its stent graft business. He holds a B.S. in Chemistry from the State University of New York, Albany.

  RICHARD O. GRAY, JR., Vice President, Intellectual Property, joined InControl in 1994. From 1989 to 1994, Mr. Gray was a partner at the law firm of Foley & Lardner, Chicago, Illinois, specializing in patent matters. Mr. Gray holds a B.S. from Purdue University and a J.D. from Loyola University of Chicago Law School.

  MICHEL E.J. LUSSIER Vice President, General Manager of European Operations, joined InControl in 1994. From 1980 to 1994, Mr. Lussier was employed by Medtronic, Inc. ("Medtronic"), a medical electronics company. From 1990 to 1994, he served as Medtronic's European Business Director, Cardiac Pacing. Mr. Lussier holds a B.S. in Electrical Engineering and an M.S. in Biomedical Engineering from the University of Montreal and an M.B.A. from the European Institute of Business Administration--INSEAD.

  PHILIP A. OKESON, Chief Financial Officer and Secretary, joined InControl in 1993. He served the Company as Controller until 1998. Before coming to InControl, Mr. Okeson was employed by Ernst & Young as a Senior Consultant and by Physic Control in the area of financial analysis. Mr. Okeson holds an M.B.A. from the University of Michigan and a B.S. in Business Administration from the University of Alaska, Fairbanks.

OPTION GRANTS

  The following table sets forth certain information regarding options granted during the year ended December 31, 1997 to the named executive officers.

                     OPTION GRANTS IN LAST FISCAL YEAR(1)

                                          INDIVIDUAL GRANTS
                            ---------------------------------------------
                                                                            POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED ANNUAL
                            NUMBER OF   PERCENT OF                                RATES OF
                            SECURITIES TOTAL OPTIONS                      STOCK PRICE APPRECIATION
                            UNDERLYING  GRANTED TO   EXERCISE                FOR OPTION TERM(4)
                              OPTIONS  EMPLOYEES IN    PRICE   EXPIRATION -------------------------
NAME                        GRANTED(#)  FISCAL YEAR  ($/SH)(2)  DATE(3)      5%($)        10%($)
----                        ---------- ------------- --------- ---------- ------------ ------------
Kurt C. Wheeler..........   55,000        5.7%      $7.625    01/16/07  $    243,743 $    668,376
Jerry C. Griffin, M.D. ..   30,000        3.1%       7.625    01/16/07       143,860      364,569
                             5,469          *        9.500    08/05/07        32,675       82,804
John Michael Cleary......   20,000        2.1%       7.625    01/16/07        95,906      243,046
Richard O. Gray, Jr. ....   20,000        2.1%       7.625    01/16/07        95,906      243,046
                             2,734          *        9.500    08/05/07        16,334       41,394
Michel E. Lussier........   20,000        2.1%       7.625    01/16/07        95,906      243,046
                             2,734          *        9.500    08/05/07        16,334       41,394

--------
 * Less than 1%.
(1) On June 30, 1998, the Board of Directors of the Company implemented an option exchange program with respect to options held by certain of the Company's employees, whereby such employees who held options with an exercise price of $3.00 or greater exchanged their options for a lesser number of replacement options with an exercise price of $2.625 per share pursuant to terms of the Company's Restated 1990 Stock Option Plan. All of the individuals named in this table, except for Mr. Wheeler, exchanged options pursuant to this program. A total of 508,897 options were exchanged by these individuals pursuant to this program, resulting in 156,330 options being issued at the new exercise price. On July 10, 1998, the Board of Directors of the Company implemented an option exchange program with respect to options held by the Company's directors, whereby such directors who held options with an exercise price of $3.00 or greater exchanged their options for a lesser number of replacement options with an exercise price of $2.75 per share pursuant to the terms of the Company's 1996 Stock Option Plan for Nonemployee Directors and the Company's Restated 1990 Stock Option Plan. A total of 159,500 options were exchanged by Mr. Wheeler pursuant to this program, resulting in 50,021 options being issued at the new exercise price.
(2) The option exercise price is equal to the estimated fair market value of the underlying Common Stock on the date of grant, as determined by the Board of Directors.
(3) Provided the holder remains employed by the Company, one quarter of the options vest each year from the date of grant, becoming fully exercisable four years from the date of grant. The options terminate 10 years from the date of grant.
(4) Future value of current year grants assuming appreciation of 5% and 10% per year over the 10-year option period. The actual value realized may be greater or less than the potential realizable values set forth in the table.

OPTION EXERCISES AND YEAR-END OPTION VALUES

  None of the named executive officers exercised options during the year ended December 31, 1997. The following table sets forth certain information regarding options held as of the end of such year by each of the named executive officers.

                       FISCAL YEAR-END OPTION VALUES(1)

                              NUMBER OF SECURITIES
                             UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                 OPTIONS HELD AT        THE-MONEY OPTIONS AT
                              DECEMBER 31, 1997(#)     DECEMBER 31, 1997($)(2)
                            ------------------------- -------------------------
     NAME                   EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
     ----                   ----------- ------------- ----------- -------------
Kurt C. Wheeler............   63,810       95,690         $ 0          $ 0
Jerry C. Griffin, M.D. ....   48,394       91,575         $ 0          $ 0
John Michael Cleary........   27,083       92,917         $ 0          $ 0
Richard O. Gray, Jr. ......   16,520       40,714         $ 0          $ 0
Michel E. Lussier..........   99,853       57,381         $ 0          $ 0

--------
(1) See footnote (1) to the "Option Grants in Last Fiscal Year" table for a discussion of the Company's repricing of outstanding options.
(2) Calculated based on the difference between the option exercise price and the estimated fair market value of the Common Stock at December 31, 1997.

                            EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

  The following table sets forth certain information as to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers during the years ended December 31, 1997, 1996 and 1995 (the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                COMPENSATION
                                      ANNUAL COMPENSATION          AWARDS
                                ------------------------------- -------------
                                                   OTHER ANNUAL  SECURITIES    ALL OTHER
NAME AND PRINCIPAL                                 COMPENSATION  UNDERLYING   COMPENSATION
POSITION                   YEAR SALARY($) BONUS($)    ($)(1)    OPTIONS(#)(2)     ($)
------------------         ---- --------- -------- ------------ ------------- ------------
Kurt C. Wheeler(1).......  1997 $355,000  $36,210    $12,000        55,000      $ 16,800(3)
 President and Chief       1996  347,500              36,000         4,500       107,255
 Executive Officer         1995  302,750              32,000       100,000        21,300
Jerry C. Griffin, M.D. ..  1997  270,655   20,655                   35,469
 Exec. Vice President,     1996  265,000                             4,500        86,650
 Medical Affairs           1995  236,750                            60,000        14,723
John Michael Cleary......  1997  180,000   84,000                   20,000        54,120(4)
 Vice President,           1996   21,839                           100,000
 Worldwide Marketing       1995
 and U.S. Sales
Richard O. Gray, Jr. ....  1997  229,327   17,213                   22,734
 Vice President,           1996  225,077                             4,500        62,808
 Intellectual Property     1995  206,000                            30,000        45,000
Michel E. Lussier........  1997  209,375   16,731                   22,734        34,519(5)
 Vice President, General   1996  240,419                             4,500        37,185
 Manager of European
  Operations               1995  250,009                            30,000        41,172

--------
(1) Other Annual Compensation amounts represent compensation paid under an employment contract. See "--Employment Agreement; Change in Control Arrangements--Employment Agreements."

(2) See footnote (1) to the "Option Grants in Last Fiscal Year" table for a discussion of the Company's repricing of outstanding options.

(3) For Mr. Wheeler, the amount represents a $4,800 automobile expense paid under his employment contract and a $12,000 housing allowance.

(4) For Mr. Cleary, the amount represents a $45,120 moving expense and a $9,000 car allowance.

(5) For Mr. Lussier, the 1997 amount represents car lease payments of $12,619, housing allowances of $14,400 and contributions to a pension plan of $7,500.

EMPLOYMENT AGREEMENT; CHANGE IN CONTROL ARRANGEMENTS

  Employment Agreements. Kurt C. Wheeler, President and Chief Executive Officer of the Company, is party to an Executive Employment Agreement with the Company dated as of April 1, 1995, as amended by the First Amendment to Executive Employment Agreement, dated September 30, 1996, the Second Amendment to Executive Employment Agreement, dated September 1, 1997 and the Third Amendment to Executive Employment Agreement, dated June 25, 1998 (as amended, the "Employment Agreement"). The Employment Agreement provides that Mr. Wheeler is entitled to receive an annual base salary of $325,000, with increases to be considered by the Board of Directors annually. Pursuant to the Employment Agreement, Mr. Wheeler receives a monthly automobile allowance of $400, which allowance is reviewed annually by the Board of Directors, and received a monthly housing allowance of $3,000 until April 1, 1997. In addition, pursuant to the Employment Agreement, Mr. Wheeler is entitled to receive loans not to exceed $816,041.93, consisting of a lump-sum loan in the amount of $500,000 for relocation and monthly loans in the amount of $5,000, in the aggregate not to exceed $316,041.93, for as long as Mr. Wheeler remains an employee. The Company has loaned to Mr. Wheeler the full amount of the funds provided for under these arrangements. Interest on the loans is set at 4.94% per annum, or the minimum interest necessary to prevent each loan from being classified as a "below market loan" under Section 7872 of the Internal Revenue Code of 1986, as amended (the "Code"), but not to exceed 8% per annum. The principal amount and accrued interest on the loans is due upon the earliest of (i) termination of the Employment Agreement by the Company for cause or by Mr. Wheeler, (ii) six months after the aggregate value of all securities of the Company then held by Mr. Wheeler exceeds $4,000,000 for a period of 90 consecutive calendar days, so long as Mr. Wheeler is permitted to freely sell his shares of Common Stock under applicable securities laws, (iii) nine months after a merger, reorganization or sale of substantially all the assets of the Company (an "Acquisition") in which Mr. Wheeler receives cash and securities having a value in excess of $4,000,000 and the securities received, if any, are publicly traded, and (iv) upon termination of the Employment Agreement due to Mr. Wheeler's death or disability. If any of the events described in clauses (ii)-(iv) do not occur on or before September 1, 1999, or in any event upon the occurrence of an Acquisition in which Mr. Wheeler does not receive in exchange for his Shares cash and securities having a value in excess of $4,000,000, the principal, but not the accrued interest on the loans, will be forgiven, and the Company will compensate Mr. Wheeler for any federal income tax associated with such forgiveness. Mr. Wheeler expects to receive approximately $2,200,000 in exchange for his Shares as the result of the Offer and the Merger. In conjunction with these loans and $264,875 in loans relating to the acceleration and exercise of options in connection with the Company's initial public offering, Mr. Wheeler executed promissory notes in favor of the Company and pledged 88,312 shares of Common Stock as collateral therefor.

  Michel E. Lussier, Vice President, General Manager of European Operations for the Company, is also party to an employment agreement with the Company dated as of August 17, 1994. Pursuant to this agreement, Mr. Lussier is entitled to receive a guaranteed net after-tax annual base salary of $120,000 paid in local currency. The local currency payments are calculated at a fixed foreign exchange rate through August 1998. Increases in Mr. Lussier's compensation are considered by the Board of Directors annually. Changes in the foreign exchange rate will be considered after four years. In addition, pursuant to this agreement, the Company provides Mr. Lussier with an automobile and relevant automobile expenses, such as taxes, licenses and insurance, at a total monthly cost of approximately $1,052 in 1997 and makes contributions to a pension plan of approximately $7,500 annually. Mr. Lussier also receives a monthly housing allowance of $1,200.

  Change in Control Agreements. In May and September 1996, the Company entered into Senior Management Employment Agreements with each of its executive officers, except for Philip A. Okeson, with whom the Company entered into a Senior Management Employment Agreement in June 1998. These agreements provide that upon a "Change in Control" (as defined in the agreements) each such executive will be entitled to receive an annual base salary not less than his salary in effect prior to the Change in Control and an annual bonus at least equal to the average of his annual bonuses for the three years prior to the Change in Control. In addition, each such executive will be entitled to insurance coverage and other employee benefits no less favorable than the Company's benefits in effect prior to the Change in Control. If during the two-year period after a Change in Control, the executive officer's employment is terminated by the Company for any reason other than death, disability or "cause" or by the executive for "good reason" (as such terms are defined in the agreements), such executive officer will be entitled to certain additional benefits, including a lump-sum payment equal to two times the sum of (i) the executive officer's annual salary prior to the Change in Control (or on the date of termination, if such executive officer's salary is higher on such date) and (ii) a percentage of such salary equal to the executive officer's percentage bonus for the year prior to the Change in Control. If no such bonus was paid, or if the bonus cannot be determined, such percentage will be 10%. In addition, any such terminated executive officer will be entitled to payment of an amount sufficient to compensate him for any excise tax, including interest and penalties, imposed under Section 4999 of the Code and to continuation of life insurance, disability, health and dental, and other similar employee benefits for one year following termination. The Senior Management Employment Agreements may be terminated on 60 days' written notice prior to a Change in Control or 30 days' prior written notice once a Change in Control has occurred; provided, however, that the Company will remain liable for any obligations arising prior to such termination.

  Restated 1990 Stock Option Plan. Under the Restated 1990 Stock Option Plan (the "1990 Option Plan"), upon a "change in control" (as defined in the 1990 Option Plan), each outstanding option becomes 100% vested immediately prior to the change in control, unless (i) in the opinion of the Company's independent accountants, such accelerated vesting would render unavailable pooling of interests accounting treatment for the change in control, (ii) such option is assumed or replaced with a comparable option by the successor corporation following the change in control, or (iii) such option is replaced with a cash incentive program that preserves the spread existing at the time of the change in control and provides for payouts in accordance with the option's vesting schedule. Unless assumed by a successor corporation, all options under the 1990 Option Plan terminate upon a change in control. Any options held by an executive officer or other employee of the Company that are assumed or replaced by the successor corporation and do not otherwise accelerate upon a change in control will become 100% vested if, within two years following the change in control, the optionee's employment is terminated, other than termination by the successor corporation for "cause" or by the employee without "good reason" (as such terms are defined in the 1990 Option Plan).

  1996 Stock Option Plan for Nonemployee Directors. Upon a merger (other than a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation, reorganization (other than a mere reincorporation or the creation of a holding company) or liquidation of the Company, as a result of which the Company's stockholders receive cash, stock or other property in exchange for or in connection with their shares of Common Stock, any option granted under the 1996 Director Plan will terminate (with certain exceptions), but the optionee would have the right immediately prior to any such merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to exercise his or her option in whole or in part whether or not the vesting requirements set forth in the option agreement have been satisfied.

  Acceleration and Termination of Options. As of the Effective Time (as defined in the Merger Agreement), (i) each outstanding stock option (the "Options") to purchase Shares granted under the Company's stock option or similar Plans (the "Company Option Plans"), whether or not then exercisable or vested, will become fully exercisable and vested, (ii) each Option that is then outstanding will be cancelled and (iii) in consideration of such cancellation, and except to the extent that Parent or Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, Purchaser) will pay to each holder of an Option an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Option and (y) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of any withholding taxes required by the Code or other applicable law. Following the Effective Time no holder of an Option shall have any rights thereunder other than to receive cash as contemplated by the Merger Agreement and following the Effective Time no person shall have any right to acquire any security of the Surviving Corporation (as defined in the Merger Agreement) (or any subsidiary thereof) as a result of any agreement or obligation of the Company or any subsidiary.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors (the "Committee") is responsible for establishing the salaries of the Company's executive officers and making recommendations concerning such salaries to the Board of Directors. In addition, the Committee determines the number and terms of options granted to the Company's executive officers and other employees. The Committee is comprised of two independent nonemployee directors, Drs. Harrison and Knudson. In 1997, the Committee was comprised of Mr. Frazier and Dr. Knudson.

  The medical device industry is highly competitive with respect to recruitment and retention of qualified personnel. In setting compensation policy, the Company continually monitors this environment and works to respond to change and to effect adjustments as required to remain competitive. Within this context, the underlying objectives of the Company's compensation policy are to attract, recruit and retain the best possible executive talent, to motivate those executives to achieve optimum performance for the Company, to link executive, employee and stockholder interests through equity-based plans and to provide compensation that recognizes individual contributions as well as overall progress of the Company toward its goals. The Committee employs independently published surveys of compensation levels at comparable medical device companies to ensure that the Company's compensation practices are comparable to those at such companies.

  During the latter part of 1996, the Company retained a compensation consultant to assist the Committee in reviewing and making recommendations to the Company's Board of Directors for updating the Company's compensation policy. The input of the consultant and the resulting adjustments in the Company's compensation policy are reflected in the Committee's decisions with respect to 1997 compensation.

  For 1997, there were three components to the Company's executive compensation: base salary, bonuses tied to performance and the achievement of Company milestones and long-term incentives in the form of stock options.

  Base Salary. The Company, in consultation with the compensation consultant, substituted base salary increases with the institution of the bonus program described below. The compensation of two executive officers, however, was determined to be below industry norms, and, accordingly, their base salaries were increased approximately 7-15% above those established in 1996.

  The Company has an employment agreement with Mr. Wheeler, which, among other things, provides for an annual review of his base salary by the Committee. In 1997, in conjunction with its review of the compensation of all of the Company's executives, Mr. Wheeler's base salary was not increased consistent with the Company's determination to substitute increases in base salaries with the institution of a bonus program. See "Executive Compensation--Employment Agreement; Change in Control Arrangements."

  Bonuses. Bonuses for 1997 were tied to the achievement and timing of Company milestones with discretionary award modifiers based on individual performance. The milestones were based on revenue targets, obtaining the conformite europeenne ("CE") mark for the METRIX System, regulatory approval of TADPOLE in either the United States or Europe and specified engineering milestones connected with new product development. The bonuses relating to the non-revenue milestones were also dependent upon the timing of their achievement. There were three dates specified for each of these milestones, with the earliest date resulting in the full bonus and the two later dates each resulting in a reduction of the bonus. Out of these four milestones, the Company obtained the CE mark on the METRIX System by the middle date and regulatory approval in Europe of TADPOLE by the earliest date.

  Long-Term Incentives. Stock options are granted periodically under the 1990 Option Plan to provide to the Chief Executive Officer and other named executive officers a long-term incentive opportunity that is directly linked to an increase in stockholder value. Vesting is used to encourage key employees to continue in the employ of the Company, to provide further incentives to enhance stockholder value and to reward key employees for the achievement of certain goals. Historically, the vesting provisions have varied. Generally, options have standard four-year vesting schedules. Certain options, however, have been granted which have vesting schedules providing for acceleration of vesting upon the achievement of certain milestones, such as the first implant of the METRIX device. In 1997, no options with performance-based vesting were granted and no acceleration of vesting occurred with respect to any outstanding options. In connection with its review of compensation policies in late 1996, and in consultation with an independent compensation consultant, the Company amended the 1990 Option Plan to provide that all options granted under the 1990 Option Plan shall vest in equal, annual installments of 25%, becoming fully vested four years from the date of grant. In 1997, the Committee granted options to each of its executives, consistent with the recommendations of an independent compensation consultant, except for a reduction in the recommended grant to the Chief Executive Officer.

  To qualify compensation for deductibility for federal income tax purposes, it is the Company's policy to meet the requirements for exclusion from the limit on deduction imposed by Section 162(m) of the Code by paying performance-based compensation if possible and, with respect to cases in which it is not possible to meet the requirements for exclusion from Section 162(m) of the Code, the Company intends to minimize any award of compensation in excess of the limit.

                                          Compensation Committee

                                          Alan D. Frazier
                                          Donald C. Harrison
                                          Mark B. Knudson

PERFORMANCE GRAPH

  The following graph compares the cumulative total return on shares of the Company's Common Stock with the cumulative total return of the Nasdaq US Stock Market and the Hambrecht & Quist Healthcare Section Excluding Biotechnology Index for the period beginning on September 9, 1994, the first day of trading, and ending on December 31, 1997, the end of the Company's last fiscal year.

                  COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
                  INCONTROL, INC., NASDAQ US STOCK MARKET AND
      HAMBRECHT & QUIST HEALTHCARE SECTION EXCLUDING BIOTECHNOLOGY INDEX



LOGO
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission. Officers, directors and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1997 fiscal year all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, other than one late filing relating to one purchase transaction by Donald C. Harrison, a director.

                         SECURITY OWNERSHIP OF CERTAIN

                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of August 14, 1998, certain information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director and director nominee of the Company, (iii) each of the Company's named executive officers, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                                                    SHARES
                                                                 BENEFICIALLY
                                                                     OWNED
                                                               -----------------
   NAME                                                         NUMBER   PERCENT
   ----                                                        --------- -------
   Kurt C. Wheeler(1).........................................   412,555   1.9%
   John M. Cleary.............................................       300     *
   Jerry C. Griffin, M.D. ....................................   149,046     *
   Richard O. Gray, Jr. ......................................    45,000     *
   Michel E. Lussier..........................................         0     *
   Alan D. Frazier(2).........................................   180,869     *
   Mark B. Knudson(3).........................................   308,893   1.4%
   Michael J. Levinthal(4)....................................   973,313   4.5%
   Donald C. Harrison.........................................     3,000     *
   General Electric Pension Trust............................. 1,662,448   7.6%
     303 Summer Street
     Stamford, CT 06904
   All directors and executive officers as a group
    (13 persons)(5)........................................... 2,140,552   9.8%

--------
*  Represents holdings of less than 1%.
(1) Represents 367,555 shares, together with 15,000 shares held in a trust for Mr. Wheeler's daughter, Whitney Elizabeth Wheeler, 15,000 shares held in a trust for Mr. Wheeler's daughter, Hillary Margette Wheeler and 15,000 shares held in trust for Mr. Wheeler's son, Cameron Austin Wheeler. Quinn
    C. Wheeler, Mr. Wheeler's brother, is the trustee of all three trusts. Mr. Wheeler disclaims beneficial ownership of the shares held in trust for his children.
(2) Represents 3,780 shares, together with 80,300 shares along with 66,886 shares issuable upon exercise of an outstanding warrant held by Frazier & Company L.P, 28,903 shares held by Frazier Management L.L.C. and 1,000 shares held by Frazier & Company, Inc. The general partner of Frazier & Company L.P. is Frazier Management, L.L.C., whose managing member is Frazier & Company, Inc. Mr. Frazier disclaims beneficial ownership of the shares held by Frazier & Company L.P., Frazier Management L.L.C. and Frazier & Company, Inc.
(3) Represents 143 shares, together with 308,750 shares held by Medical Innovation Fund, of which Dr. Knudson is a special limited partner. Dr. Knudson disclaims beneficial ownership of the shares held by Medical Innovation Partners.
(4) Represents 1,435 shares, together with 18,214 shares held in a trust over which Mr. Levinthal maintains investment discretion. Also includes 832,874 shares held by Mayfield VI Investment Partners ("Mayfield VI"), of which Mr. Levinthal is a general partner of the general partner, and 120,790 shares held by Mayfield Medical Partners, of which Mr. Levinthal is a general partner. Mr. Levinthal disclaims beneficial ownership of all such shares held by Mayfield VI and Mayfield Medical Partners.
(5) Includes 17,550 shares issuable upon exercise of outstanding options exercisable within 60 days at an exercise price of $0.87 per share, held by Gregory Ayers and 30,000 shares issuable upon exercise of outstanding options exercisable within 60 days at an exercise price of $0.87 per share, held by Phillip Foshee, Jr. See also footnotes 1-4 above.

CHANGE IN CONTROL ARRANGEMENTS

  The Company has entered into the Merger Agreement and certain stockholders of the Company have entered into the Shareholder Agreement. The Merger Agreement and Shareholder Agreement and the transactions contemplated thereby are intended to effect a change in control of the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  During January and April 1995, the Company made loans to Dr. Griffin and Mr. Wheeler of $179,000 and $167,000, respectively, to pay for the tax liabilities arising from the exercise of stock options during 1994 (the "AMT Loans"). These loans accrued interest at rates of 7.19% and 6.8% for loans made in January and April, respectively. Interest was due on the anniversary dates of the loans with the balances on these loans originally due on the second anniversary date, which due date was extended so that the balances on the loans were due on the third anniversary date. These loans were secured by the pledge of 29,562 and 28,312 shares of Common Stock, respectively. In June 1998, the Company's Board of Directors declared Dr. Griffin's note in default and invoked its only remedy of taking back the Company's stock that was held as collateral for his AMT Loan. At the same time, the Board of Directors also extended Mr. Wheeler's note for one year. On August 10, 1998, with the consent of Mr. Wheeler, the Company's Board of Directors exercised the Company's right to take back the Company's stock that was held as collateral for the Mr. Wheeler's AMT Loan. As a result of the Company's exercise of its legal remedy, these employees incurred tax liability attributable to their relief from debt. On August 10, 1998, the Company's Board of Directors declared a performance bonus to Mr. Wheeler and to Dr. Griffin of approximately $80,000 and $97,000, respectively, which is intended to approximate the tax liabilities incurred by these employees as a result of this transaction.

                                                                         ANNEX B

                                      LOGO

PERSONAL AND CONFIDENTIAL

August 10, 1998

Board of Directors
InControl, Inc.
6675 185th Avenue, N.E.
Redmond, Washington 98052-6734

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of InControl, Inc. (the "Company") of the $6.00 per share in cash proposed to be paid by Guidant Corporation ("Buyer") in the Tender Offer and the Merger (each as defined below), pursuant to the Agreement and Plan of Merger, dated as of August 10, 1998, among Buyer, Pegasus Acquisition Corp., a wholly-owned subsidiary of Buyer ("Acquisition Sub"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which the Acquisition Sub will pay $6.00 per share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged into the Company (the "Merger") and each outstanding Share (other than Shares owned by Buyer or Acquisition Sub) will be converted into the right to receive $6.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as lead managing underwriter of the Company's offering of Shares in 1996 and acting as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also provided certain investment banking services to Buyer from time to time, including having acted as a managing underwriter of the Buyer's initial public offering in 1994 and having acted as a dealer in the Buyer's current commercial paper program, and may provide investment banking services to Buyer in the future. In addition, Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers.

InControl, Inc.
August 10, 1998
Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the four years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical technology industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $6.00 per Share in cash to be received by the holders of Shares in the Tender Offer and Merger is fair from a financial point of view to such holders.

Very truly yours,

Goldman, Sachs & Co.

                                  SIGNATURES

  After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 17, 1998                    InControl, Inc.

                                            /s/ Kurt C. Wheeler
                                          By: _________________________________
                                            Kurt C. Wheeler
                                            President, Chief Executive Officer
                                            andChairman of the Board

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                        DESCRIPTION                            PAGE
  -------                       -----------                        ------------
 Exhibit 1 Second Amendment of Rights Agreement by and between the Company and First Interstate Bank of Washington
           (now ChaseMellon Shareholder Services, L.L.C.), as
           Rights Agent, dated August 10, 1998.

 Exhibit 2 Agreement and Plan of Merger, dated as of August 10,
           1998, among the Company, Purchaser and Parent.

 Exhibit 3 Shareholder Agreement among Parent, Purchaser and the persons listed on Schedule A thereto, dated August
           10, 1998.

 Exhibit 4 Credit Agreement by and between the Company and Parent, dated August 10, 1998.

 Exhibit 5 Letter dated August 17, 1998 from the Company to the holders of Common Stock*.

 Exhibit 6 Opinion of Goldman, Sachs & Co., dated August 10,
           1998 attached as Annex B hereto and incorporated herein by reference.*

 Exhibit 7 Text of Press Release dated August 11, 1998.

 Exhibit 8 Information Statement of the Company attached as
           Annex A hereto and incorporated herein by reference.*

 Exhibit 9 Letter Agreement, dated as of August 14, 1998, among
           Parent, Purchaser and the Company.


--------
* Included in copies mailed to shareholders of the Company.